UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File No. 0-53646

Novicius Corp. (Formerly: Intelligent Content Enterprises Inc.)

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐               No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐               No ☒

TABLE OF CONTENTS

1.            Novicius Corp., Managements’ Discussion and Analysis for the year ended August 31, 2017 and 2016, as filed on Sedar on December 29, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 29, 2017.	NOVICIUS CORP.

	By:	/s/ James Cassina
Name: James Cassina
Title: Chief Financial Officer

(Formerly: Intelligent Content Enterprises Inc.)

Management’s Discussion and Analysis

For the year ended

August 31, 2017

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

OVERVIEW

Novicius Corp., (formerly: Intelligent Content Enterprises Inc.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“Novicius” or the “Company”). The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary, DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company has developed an online content management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co).

The Company’s registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares trade on OTCQB under the symbol NVSIF and on the Canadian Securities Exchange under the symbol NVS.

The consolidated financial statements include the accounts of Novicius, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc., incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap incorporated in the Province of Ontario on February 29, 2016.

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015.

The following Management’s Discussion and Analysis of Novicius should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended August 31, 2017 and notes thereto. The Company’s Audited Consolidated Financial Statements for the year ended August 31, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). All amounts herein are presented in Canadian dollars, unless otherwise noted. This Management’s Discussion and Analysis is dated December 28, 2017 and has been approved by the Board of Directors of the Company.

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

OVERALL PERFORMANCE

For the year ended August 31, 2017, net loss from continuing operations was $2,097,738 compared to a net loss from continuing operations of $13,534,298 for year ended August 31, 2016. The decrease in net loss during 2017, was primarily related to a loss on settlement of debt of $Nil compared to $12,489,249 in fiscal 2016. The loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 1,032,998 units in the capital of the Company at fair value pursuant to the anti-dilution provisions of the August 30, 2014, debt conversion agreements and the issuance of 954,311 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. In addition during fiscal 2017, the Company experienced an increase in stock based compensation of $1,234,074 to $1,849,998 versus stock based compensation expense of $615,924 during fiscal 2016. The increase in stock based compensation expenses is largely related to increase in allotments, changes in share prices and assumptions used in the fair value calculation of stock options. During fiscal 2017, prior obligations of the Company’s former defunct subsidiary Dyami Energy, LLC (“Dyami Energy”) expired and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. Also in the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

On November 30, 2016, the Company completed a private placement for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit was comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 ($81,483 at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment in full of the Secured Note from Catch Star. At August 31, 2017, the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount.

Effective August 31, 2017, the Company settled shareholder advances of $213,781 and issued 1,187,672 common shares in the capital of the Company at a purchase price of $0.18 per share.

As a result of the November 30, 2016, private placement of $50,000 and the August 31, 2017, settlement of shareholder advances of $213,781, effective August 31, 2017, the Company issued 1,420,809 common shares and 16,364 Units in the capital of the Company pursuant to the anti-dilution provisions of the August 31, 2016, private placement agreements.

On August 31, 2017, 538,417 common share purchase warrants expired. The amount allocated to warrants based on the Binomial Lattice model was $2,195,738 with a corresponding increase to contributed surplus.

The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

RISK AND UNCERTAINTIES

The Company is subject to several risk factors which may have adverse effects on our business which could harm our operating results including, but not limited to: the ability to generate and aggregate compelling content to increase the number of users of our services or users’ level of engagement with our services; the effect of technologies, tools, software, and applications could block our advertisements, impair our ability to deliver interest-based advertising, or shift the location in which advertising appears; changes in regulations or user concerns regarding privacy and protection of user data; continued and unimpeded access to the internet by us and our users. Internet access providers may be able to block, degrade, or charge for access to certain of our products and services, which could lead to additional expenses and the loss of users and advertisers and certain of our metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

As the Company has not experienced any cash flow from operations to independently finance its growth and operations, it has been reliant on access to capital in the form of both debt and equity to fund on-going operations and to fund capital investments. Although periodic volatility of financial and capital markets may severely limit access to capital, the Company has been able to attract the required investment capital in the past however no assurances can be made that it will continue to do so in the future.

The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company also cautions readers not to place undue reliance on these forward-looking statements. Moreover, the forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above (For additional risk factors, please see the Company’s Annual Information Form filed on Form 20F).

FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

Financial instruments are measured at fair value on initial recognition of the instrument. The types of risk exposure to the Company’s financial instruments and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables and cash and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. At August 31, 2017, trade and other receivables amounts are $Nil (August 31, 2016: $Nil). At August 31, 2017, included in other receivables is HST due from the Government of Canada in the amount of $41,007 (August 31, 2016: $14,800).

Concentration risk exists in cash because cash balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank and all amounts are due on demand.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2017 ($)	August 31, 2016 ($)
Cash	1,040	449,983
Balance	1,040	449,983

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned opportunities or that viable options are available to fund such opportunities from new equity issuances or alternative sources of financings. As a company without significant revenue, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that such financing terms may not be acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2017	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	529,823	529,823	–	–	–
Total	529,823	529,823	–	–	–

August 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,173,231	1,173,231	–	–	–
Total	1,173,231	1,173,231	–	–	–

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

(i)       Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The Company operates in Canada and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars as at the year-end set out below:

	August 31, 2017 ($)	August 31, 2016 ($)
Cash	77	6,157
Prepaid expenses and deposits	–	7,814
Trade and other payables	(38,777)	(26,322)
Net assets (liabilities) denominated in US$	(38,700)	(12,351)
Net assets (liabilities) CDN dollar equivalent at period end (1)	(48,514)	(16,209)
(1) Translated at the exchange rate in effect at August 31, 2017 $1.2536 (August 31, 2016 $1.3124)

The following table shows the estimated sensitivity of the Company’s total loss for the periods set out from a change in the US dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2017		August 31, 2016
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total loss from a change in % in the US Exchange Rate ($)		In total loss from a change in % in the US Exchange Rate ($)
5%	(3,041)	3,041	(1,064)	1,064
10%	(6,082)	6,082	(2,127)	2,127
15%	(9,123)	9,123	(3,191)	3,191

(ii)       Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

(iii)       Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statements of financial position are comprised of cash, secured note receivable and trade and other payables. The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

● Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

● Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

● Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

		August 31, 2017		August 31, 2016
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	1	1,040	1,040	449,983	449,983
Other financial liabilities:
Trade and other payables		529,823	529,823	1,173,231	1,173,231

Cash is stated at fair value (Level 1 measurement). The carrying value of trade and other payables approximate their fair value due to the short-term maturity of these financial instruments.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to fund its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow. As such, the Company is dependent upon future financings in order to maintain liquidity and will be required to issue equity or issue debt.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favourable market conditions to sustain future development of the business. As at August 31, 2017 and 2016, the Company considered its capital structure to be comprised of shareholders’ deficiency.

SELECTED ANNUAL INFORMATION-CONTINUING OPERATIONS

The following table reflects the summary of results for the years set out.

	For the Years Ended
	August 31
	2017 $	2016 $	2015 $
Revenue	20,788	—	53,055
Net income (loss) from continuing operations	(2,097,738)	(13,534,298)	3,325,649
Income (loss) per share from continuing operations, basic	(0.788)	(6.516)	12.006
Income (loss) per share from continuing operations, diluted	(0.788)	(6.516)	8.855
Assets	42,047	482,582	93,115

August 31, 2017 – 2016

For the year ended August 31, 2017, net loss from continuing operations was $2,097,738 compared to a net loss from continuing operations of $13,534,298 for year ended August 31, 2016. The decrease in net loss during 2017, was primarily related to a loss on settlement of debt of $Nil compared to $12,489,249 in fiscal 2016. The loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 1,032,998 units in the capital of the Company at fair value pursuant to the anti-dilution provisions of the August 30, 2014, debt conversion agreements and the issuance of 954,311 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. In addition during fiscal 2017, the Company experienced an increase in stock based compensation of $1,234,074 to $1,849,998 versus stock based compensation expense of $615,924 during fiscal 2016. The increase in stock based compensation expenses is largely related to increase in allotments, changes in share prices and assumptions used in the fair value calculation of stock options. During fiscal 2017, prior obligations of the Company’s former defunct subsidiary Dyami Energy, LLC (“Dyami Energy”) expired and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. Also in the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

August 31, 2016 – 2015

Net loss from continuing operations for the year ended August 31, 2016 was $13,534,298 compared to a net income from continuing operations of $3,325,649 for year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The increase in stock based compensation during fiscal 2016 was related to stock options granted to a director of the Company. Loss on settlement of debt during fiscal 2016 was, was primarily attributed to the issuance of 1,032,998 units in the capital of the Company at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements and the issuance of 954,311 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

RESULTS OF OPERATIONS-CONTINUING OPERATIONS

Revenue

Advertising Revenue

For the year ended August 31, 2017, the Company recorded advertising revenue of $20,788 compared to $Nil for the same twelve month period ended during fiscal 2016. The increase in advertising revenue for the current period is a result of the development of the Company’s online management and advertising platform (http://doubletap.co) during fiscal 2017.

Natural Gas Sales

Natural gas sales for the years ended August 31, 2017 and 2016 was $Nil. Effective February 29, 2016, the Company disposed of its interest in 1354166 Alberta and as a result, its operations were deconsolidated from the Company’s Consolidated Financial Statements and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows.

During fiscal 2015, natural gas sales were $53,055, average natural gas sales volumes were 61 mcf/d and total production volume for the year ended August 31, 2015 was 22,406 mcf. The average price received per mcf was $3.06 and operating costs were $24,910 for fiscal 2015.

Research, Content Development and Technology Support

For the year ended August 31, 2017, the Company incurred research, content development and technology support costs of $313,106 compared to $160,519 in the prior comparable period in 2016 (2015: $Nil). The increase in research, content development and technology support costs during fiscal 2017 and 2016 is related to development of the Company’s online management and advertising platform (http://doubletap.co) during fiscal 2017.

Hosting, Advertising and Technology Services

For the year ended August 31, 2017, the Company incurred hosting and technology costs of $71,423 compared to $45,272 for the year ended August 31, 2016 (2015: $Nil). The increase in hosting and technology costs experienced in current fiscal year 2017 and 2016, was a result of the development of the Company’s online management and advertising platform (http://doubletap.co) during fiscal 2017.

General and Administrative	For the Years Ended August 31,
	2017	2016	2015
Professional fees	$179,907	$148,662	$91,233
Head office costs	42,000	42,000	42,000
Management fees	60,000	60,000	(156,250)
Transfer and registrar costs	20,985	12,842	9,053
Shareholders information	72,473	63,375	34,187
Office and general costs	11,809	5,826	5,384
Directors fees	8,700	1,800	2,400
Consulting fees and expenses	90,000	60,000	61,000
Travel	2,920	15,215	—
Rent	19,447	3,776	—
Insurance	—	4,710	—
Total	$508,241	$418,206	$89,007

For the year ended August 31, 2017, the Company’s general and administrative costs increased by $90,035 to $508,241 versus $418,206 for the year ended August 31, 2016. The increase expenses during fiscal 2017 was primarily attributed to an increase in professional fees of $31,245 to $179,907 compared to $148,662 in fiscal 2016, an increase in consulting fees of $30,000, and an increase of $15,671 in rent versus $3,776 recorded in the comparable period in 2016. The increase in professional fees was mainly attributed to the correction of prior period errors related to the DWF Settlement Agreement. The increase in rent during 2017 was a result of the office space rented in relation to DWF operations. During fiscal 2017, the Company also experienced an increase of $9,098 in shareholders information and an increase of $8,143 in transfer and registrar costs related to the name change of the Company from Intelligent Content Enterprises Inc., to Novicius Corp., and the consolidation of common shares effective May 26, 2017. In addition, the Company has recorded increased fees related to its listing on the Canadian Securities Exchange.

For the year ended August 31, 2016, the Company’s general and administrative costs were significantly higher by $329,199 to $418,206 compared to $89,007 for the comparable year ended August 31, 2015. The increase in expenses during fiscal 2016 was mainly attributed to an increase in management fees to $60,000 compared to a recovery of management fees of $156,250 in 2015 as a result of $306,250 of management fees forgiven by the former President. Shareholders’ information costs also increased by $29,188 during the current fiscal year to $63,375 compared to $34,187. The increases in shareholders information costs were by in large related to the consolidation of shares and name change of the Company effective February 1, 2016, and the annual listing fees for the OTCQB. The Company also experienced increases in professional fees of $57,429 to $148,662 during fiscal 2016 compared to $91,233 for the year ended August 31, 2015. In addition, during fiscal 2016 the Company incurred additional increases in travel, insurance and transfer agent fees.

Loss on Foreign Exchange

For the year ended August 31, 2017, the Company recorded a loss on foreign exchange of $1,433 compared to a loss on foreign exchange of $21,890 for the same twelve month period ended August 31, 2016.

For the year ended August 31, 2016, the Company recorded a loss on foreign exchange of $21,890 versus a loss on foreign exchange of $415,345 for year ended August 31, 2015.

These foreign exchange losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company. The decrease in the loss on foreign exchange during fiscal 2017 and 2016 compared to fiscal 2015, is largely attributed to the disposition of Zavala Inc., whose functional currency was US dollars.

Stock Based Compensation

Employees

For the year ended August 31, 2017, the Company recorded stock based compensation of $1,614,605 compared to $615,924 for the same period in 2016.

During fiscal 2017, the Company granted the following common share purchase options:

-	On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $706,178.

-	On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00 per share and expiring on September 8, 2021. Of these options 35,000 vest on September 8, 2017 and 35,000 vest on September 8, 2018. The Company recorded non-cash stock based compensation expense of $613,532.

-	On November 1, 2016, the Company granted 50,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options were exercisable at $6.40 per share and expired on April 25, 2017. The Company recorded non-cash stock based compensation expense of $294,895.

For the year ended August 31, 2016, the Company recorded stock based compensation of $615,924 compared to $84,520 for the same period in 2015.

During fiscal 2016, the Company granted the following common share purchase options:

-	On April 1, 2016, the Company granted options to purchase 30,000 common shares to a director. The Company recorded non-cash stock based compensation expense of $615,924. These options expired on December 8, 2016.

During fiscal 2015, the Company granted the following common share purchase options:

-	On November 12, 2014, the Company granted options to purchase 7,500 common shares to directors of the Company. These options are exercisable at $11.20 per share, vest immediately and expire as follows: 2,500 on November 11, 2019; 2,500 on December 8, 2016; and 2,500 expired on March 21, 2016. The Company recorded non-cash stock based compensation expense of $84,520

Non Employees

For the year ended August 31, 2017, the Company recorded stock based compensation for non-employees of $235,393 compared to $Nil for the same twelve month period in 2016. On September 9, 2016, the Company granted 20,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $13.00 per share and expire on September 8, 2021.

For the year ended August 31, 2016, the Company recorded stock based compensation for non-employees of $Nil compared to $28,173 for the year ended August 31, 2015. On November 12, 2014, the Company granted options to purchase 2,500 common shares to a consultant of the Company. These options are exercisable at $11.20 per share, vest immediately and expire on November 11, 2019.

Anti-Dilution Fees

For the year ended August 31, 2017, the Company recorded anti-dilution fees of $186,832 compared to $Nil for the year ended August 31, 2016 and 2015.

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. The subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price.

As a result of the November 30, 2016, private placement of $50,000, the Company issued 16,364 Units in the capital of the Company pursuant to the anti-dilution provisions of the August 31, 2016, private placement agreements. The fair value of the units $2,127 was allocated to common shares and anti-dilution fees in the consolidated statement of operations. No value was allocated to warrants based on the Binomial Lattice model.

As a result of the August 31, 2017, private placement of $213,781, the Company issued 1,420,809 common shares in the capital of the Company pursuant to the anti-dilution provisions of the August 31, 2016, private placement agreements. The fair value of $184,705 was calculated on the previous day’s closing price of the Company’s common shares and allocated to common shares and anti-dilution fees in the consolidated statement of operations.

Gain on De-recognition of Financial Liabilities

During fiscal 2017, prior obligations of the Company’s former defunct subsidiary Dyami Energy expired and the Company recorded a gain on de-recognition of Dyami Energy’s financial liabilities in the amount of $893,990 (2016 and 2015: $Nil).

Impairment loss on Secured Note Receivable

During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016 and 2015.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 ($81,483 at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. At August 31, 2017, the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount

Gain on Disposal of Subsidiary

For the year ended August 31, 2017, the Company recorded a gain on disposal of subsidiary in the amount of $Nil compared to a gain of $68,489 for the year ended August 31, 2016.

For the year ended August 31, 2016, the Company recorded a gain on disposal of subsidiary in the amount of $68,489 compared to a gain of $615,881 for the year ended August 31, 2015.

Effective February 29, 2016, the Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. and disposed of its interest in 1354166 Alberta for the settlement of debt owed to 1288131 Alberta Ltd., in the amount of $62,867. The net assets and liabilities of 1354166 Alberta upon disposal were $(5,622) resulting in a gain of $68,489.

At August 31, 2015, the Company settled a secured convertible note payable plus interest, totaling $1,762,328 by conveying all of its rights, title and interest in and to Zavala Inc., and issuing 1,000,000 shares of common stock of the Company. As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015, at which time the Company recorded a gain on disposal of subsidiary in the amount of $615,881.

Gain on Expiry of Derivative Liabilities

For the year ended August 31, 2017, the Company recorded a gain on expiry of derivative liabilities in the amount of $Nil versus a gain on expiry of derivative liabilities in the amount of $281,210 for the year ended August 31, 2016. During fiscal 2016, 1,305 warrants expired and the fair value of $281,210 was recorded as a gain on expiry of derivative liabilities in the consolidated statement of operations.

For the year ended August 31, 2016, the Company recorded a gain on expiry of derivative liabilities in the amount of $281,210 versus a gain on expiry of derivative liabilities in the amount of $1,258,206 for the year ended August 31, 2015. During fiscal 2015, 6,134 warrants expired and the fair value of $1,258,206 was recorded as a gain on expiry of derivative liabilities in the consolidated statement of operations.

Interest

For the year ended August 31, 2017, the Company recorded interest costs of $Nil compared to interest costs of $12,812 for the year ended August 31, 2016.

For the year ended August 31, 2016, the Company recorded interest costs of $12,812 compared to interest costs of $280,299 for the year ended August 31, 2015. The decrease in interest costs during the year ended August 31, 2017, and 2016 was primarily attributed to the settlement of loans payable and shareholder loans payable and the extinguishment of a secured convertible note effective August 31, 2015.

Loss on Settlement of Debt

For the year ended August 31, 2017, the Company recorded a loss on settlement of debt in the amount of $Nil compared to a loss on settlement of debt in the amount of $12,489,249 for the year ended August 31, 2016.

For the year ended August 31, 2016, the Company recorded a loss on settlement of debt in the amount of $12,489,249 compared to loss on settlement of debt of $Nil for the same twelve month period in 2015. The primary factors contributing to the resulting net loss on settlement of debt during the year ended August 31, 2016 was related to the issuance of 1,032,998 units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. The fair value of the units $6,896,800 was recognized as a loss on settlement of debt in the consolidated statement of operations. In Addition, effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 954,311 common shares in the capital of the Company. The fair value of the common shares $6,371,457 was allocated to common shares and $5,109,004 was recorded as a loss on settlement of debt in the consolidated statement of operations.

Impairment Loss on Marketable Securities

For the year ended August 31, 2017, the Company recorded an impairment loss on marketable securities of $Nil compared to $120,125 for the year ended August 31, 2016.

For the year ended August 31, 2016, the Company recorded an impairment loss on marketable securities of $120,125 (August 31, 2015: $Nil). As at August 31, 2017 and 2016, the Company held 1,200,000 common shares in a quoted company security that had been acquired as settlement of litigation. As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive loss in the amount of $110,525. For the year ended August 31, 2016, the Company re-classified the loss of $110,525 to the consolidated statement of operations and recorded a further impairment of $9,600.

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements.

Gain (Loss) on Derivative Liabilities

For the year ended August 31, 2017 the Company had no derivative liabilities. As at August 31, 2017, the Company recorded a gain on expiry of derivative warrant liabilities of $Nil compared to $281,210 for the year ended August 31, 2016.

As at August 31, 2016, the Company had 175,000 derivative warrant liabilities outstanding with a fair value of $Nil. On June 22, 2016, the Company entered into a consulting agreement and issued 175,000 common share purchase warrants exercisable at $15.00 with a cashless exercise option. At August 31, 2016, the Company determined that it would not continue with the agreement and it was suspended and on January 15, 2017, the agreement was mutually terminated no warrants were exercised.

For the year ended August 31, 2015, the Company recorded a loss on derivative warrant liabilities of $214,109. The Company had warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants were treated as a derivative financial liability and the fair value movement during the period was recognized in the consolidated statement of operations

During the year ended August 31, 2015, the Company recorded a gain derivative unit liabilities of $2,867,700. At August 31, 2015, the Company wrote down derivative unit liabilities and recognized the fair value movement during the period in the consolidated statement of operations.

Marketing and Public Relations

For the year ended August 31, 2017 and 2016, the Company recorded of $Nil versus a recovery of marketing and public relations costs of $22,800 for the year ended August 31, 2015. The recovery related to the reversal of prior period accruals.

Accretion of Convertible Secured Note

For the year ended August 31, 2017 and 2016, the Company recorded accretion on a secured convertible note in the amount of $Nil compared to $475,755 for the year ended August 31, 2015. The Company had a secured convertible note payable with a face value of US$1,216,175 (the “Note”). The Note was being accreted up to its face value over the life of Note based on an effective interest rate and was extinguished on August 31, 2015.

Gain on settlement of Litigation

For the year ended August 31, 2017 and 2016, the Company recorded a gain on settlement of litigation in the amount of $Nil compared to $120,125 for the year ended August 31, 2015. During fiscal 2015, the Company entered into a settlement agreement with a former director of the Company and received 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex Oil & Gas Holdings, Inc. (“Stratex”) exercisable at US$0.15 per expiring December 31, 2018. The 1,200,000 common shares and warrants were recorded at fair value of $120,125 and allocated to gain on settlement of litigation on the consolidated statement of operations.

Net Income (Loss) from Continuing Operations

For the year ended August 31, 2017, net loss from continuing operations was $2,097,738 compared to a net loss from continuing operations of $13,534,298 for year ended August 31, 2016. The decrease in net loss during 2017, was primarily related to a loss on settlement of debt of $Nil compared to $12,489,249 in fiscal 2016. The loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 1,032,998 units in the capital of the Company at fair value pursuant to the anti-dilution provisions of the August 30, 2014, debt conversion agreements and the issuance of 954,311 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. In addition during fiscal 2017, the Company experienced an increase in stock based compensation of $1,234,074 to $1,849,998 versus stock based compensation expense of $615,924 during fiscal 2016. The increase in stock based compensation expenses is largely related to increase in allotments, changes in share prices and assumptions used in the fair value calculation of stock options. During fiscal 2017, prior obligations of the Company’s former defunct subsidiary Dyami Energy, LLC (“Dyami Energy”) expired and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. Also in the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

Net loss from continuing operations for the year ended August 31, 2016, was $13,534,298, compared to a net income of $3,325,649 for the year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The increase in stock based compensation during fiscal 2016 was related to stock options granted to a director of the Company. Loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 1,032,998 units in the capital of the Company recorded at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements and the issuance of 954,311 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

Net Income (Loss) from Discontinued Operations Net of Tax

Net income from discontinued operations net of tax for the year ended August 31, 2017, was $Nil compared to a net income from discontinued operations net of tax of $2,711, for the year ended August 31, 2016.

Net income from discontinued operations net of tax for the year ended August 31, 2016, was $2,711 compared to a net loss from discontinued operations net of tax of $4,762,461 for the year ended August 31, 2015. The income (loss) from discontinued operations is a result of the discontinued operations of 1354166 Ontario and Zavala Inc. as follows:

1354166 Ontario

The Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta. As a result the Company’s investment in 1354166 Alberta had been derecognized from the Company’s Consolidated Financial Statements and presented as discontinued operations on the Consolidated Statements of Operations. The following table presents the statements of operations of 1354166 Alberta for the period set out:

August 31, 2016
Revenue
Natural gas sales	$13,998
Expenses
Operating costs	5,170
General and administrative	97
(5,267)
Net income from discontinued operations	$8,731
Earnings per share from discontinued operations, basic and diluted	$0.000

Zavala Inc.

At August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed all of its rights, title and interest in and to Zavala Inc. Accordingly, the Company’s investment in Zavala Inc. had been derecognized from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations.

The following table presents the consolidated statements of operations and comprehensive income (loss) of Zavala Inc., for the years set out:

	August 31, 2016	August 31, 2015
Expenses
Accretion	$—	$1,498
General and administrative	6,020	73,347
Bad debt expense	—	29,756
Impairment loss on marketable securities	—	167,815
Impairment loss on exploration and evaluation assets	—	4,490,045
Loss from discontinued operations	(6,020)	(4,762,461)
Foreign currency translation	—	(4,692)
Total loss from discontinued operations	$(6,020)	$(4,767,153)
Loss per share from discontinued operations, basic and diluted	$(0.000)	$(17.194)

Net Loss

Net loss for the year ended August 31, 2017, was $2,097,738 compared to a net loss of $13,531,587 the year ended August 31, 2016. The decrease in net loss during 2017, was primarily related to an increase in loss on settlement of debt of $Nil compared to $12,489,249 in fiscal 2016. In addition during fiscal 2017, the Company an increase in stock based compensation of $1,234,074 to $1,849,998 versus stock based compensation expense of $615,924 during fiscal 2016 and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. Also in the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

Net loss for the year ended August 31, 2016, was $13,531,587 compared to a net loss of $1,436,812 the year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The increase in stock based compensation during fiscal 2016 was related to stock options granted to a director of the Company. Loss on settlement of debt during fiscal 2016 was primarily attributed to the issuance of 1,032,998 units in the capital of the Company recorded at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements and the issuance of 954,311 common shares of the Company at fair value as settlement of loans and interest due in the amount of $1,262,453. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

Other Comprehensive Income (Loss) to be Re-Classified

Impairment Loss on Marketable Securities

For the year ended August 31, 2016, the Company reclassified an unrealized loss on marketable securities of $110,525 recorded in fiscal 2015 to an impairment loss on marketable securities on the consolidated statements of operations as a result of the Company’s investment in Stratex Oil & Gas Holdings, Inc., common shares being fair valued at $Nil.

Foreign Currency Translation-Discontinued Operations

For the year ended August 31, 2017 and 2016, the Company incurred a loss on foreign currency translation of $Nil versus a loss of $4,692 for the year ended August 31, 2015.

The losses were related to translation differences between Zavala Inc.’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Total Other Comprehensive Income (Loss)

Total other comprehensive income for the year ended August 31, 2017, was $Nil compared to a total comprehensive income of $110,525 for the year ended August 31, 2016.

Total other comprehensive income for the year ended August 31, 2016, was $110,525 compared to a total comprehensive loss of $115,217 for the year ended August 31, 2015.

Net Loss and Comprehensive Loss

Net loss and comprehensive loss for the year ended August 31, 2017, was $2,097,738 compared to $13,421,062 for the year ended August 31, 2016. The decrease in net loss during 2017, was primarily related to an increase in loss on settlement of debt of $Nil compared to $12,489,249 in fiscal 2016. In addition during fiscal 2017, the Company experienced an increase in stock based compensation of $1,234,074 to $1,849,998 versus stock based compensation expense of $615,924 during fiscal 2016 and the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990. Also in the current period the Company recorded a loss on marketable securities of $Nil versus $120,125 for the same twelve month period in fiscal 2016. During fiscal 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior fiscal period in 2016.

Net loss and comprehensive loss for the year ended August 31, 2016, was $13,421,062 compared to $1,552,029 for the year ended August 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $12,489,249 compared to $Nil in fiscal 2015 and an increase in stock based compensation of $503,231 to $615,924 versus stock based compensation expense of $112,693 during fiscal 2015. The Company also experienced increases in research, content development and technology support of $160,519 compared to $Nil in 2015 and increases in hosting, advertising and technology services of $45,272 compared to $Nil in fiscal 2015.

Earnings (Loss) per Share, Basic

Continuing Operations

Basic loss per share from continuing operations for the year ended August 31, 2017, was $0.788 compared to basic loss per share of $6.516 for the same twelve month period in 2016.

Basic loss per share from continuing operations for the year ended August 31, 2016, was $6.516 compared to basic income per share of $12.006 for the same twelve month period in 2015.

Discontinued Operations

Basic loss per share from discontinued operations for the year ended August 31, 2017 was $Nil compared to a basic income of $0.001 for fiscal 2016.

Basic loss per share from discontinued operations for the year ended August 31, 2016 was $0.001 compared to basic loss per share of $17.194 for the same twelve month period in 2015.

Total Loss per Share, Basic

Total basic loss per share for the year ended August 31, 2017, was $0.788 compared to total basic loss per share of $6.515 for the same twelve month period in 2016.

Total basic loss per share for the year ended August 31, 2016, was $6.515 compared to total basic loss per share of $5.188 for the same twelve month period in 2015.

Earnings (Loss) per Share, Diluted

Continuing Operations

Diluted loss per share from continuing operations for the year ended August 31, 2017, was $0.788 compared to diluted loss per share of $6.516 for the same twelve month period in 2016.

Diluted loss per share from continuing operations for the year ended August 31, 2016, was $6.516 compared to diluted income per share of $8.855 for the same twelve month period in 2015.

Discontinued Operations

Diluted loss per share from discontinued operations for the year ended August 31, 2017 was $Nil compared to diluted income per share of $0.001 for the same twelve month period in 2016.

Diluted income per share from discontinued operations for the year ended August 31, 2016 was $0.001 compared to diluted loss per share of $17.194 for the same twelve month period in 2015.

Total Loss per Share, Diluted

Total diluted loss per share for the year ended August 31, 2017, was $0.788 compared to total diluted loss per share of $6.515 for the same twelve month period in 2016.

Total diluted loss per share for the year ended August 31, 2016, was $6.515 compared to total diluted loss per share of $8.339 for the same twelve month period in 2015.

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results from continuing operations for the periods set out.

	2017	2017	2017	2016
For the quarter ending	August 31	May 31	February 28	November 30
Net loss for the period	$(1,199,755)	$(198,521)	$(81,215)	$(618,247)
Loss per share, basic and diluted	$(0.447)	$(0.08)	$(0.03)	$(0.23)

Fiscal 2017

During the quarter ended August 31, 2017, the Company recorded stock based compensation expense of $1,698,901 a gain on de-recognition of financial liabilities of $893,990 and anti-dilution fees of $178,650. During ended May 31, 2017, the Company incurred general and administrative expenditures of $119,830. During the quarter ended February 28, 2017, the Company recorded research, content development and technology support costs of $63,641. During the quarter ended November 30, 2016, the Company recorded anti-dilution fees of $104,727.

	2016	2016	2016	2015
For the quarter ending	August 31	May 31	February 29	November 30
Net loss for the period	$(153,579)	$(855,102)	$(525,664)	$(12,307,111)
Loss per share, basic and diluted	$(0.06)	$(0.33)	($0.22)	$(18.43)

Fiscal 2016

During the quarter ended August 31, 2016, the Company reversed a previously recorded gain on de-recognition financial liabilities for prior obligations of Dyami Energy in the amount of $893,990. During the first quarter 2016, the Company recorded a loss on settlement of debt in the amount of $12,005,804 and research, content development and technology support costs of $68,819. During the quarter ended May 31, 2016, the Company recorded stock based compensation expense of $615,924. For the three months ended February 29, 2016, the Company recorded a gain on settlement of debt in the amount of $483,431.

FOURTH QUARTER RESULTS-CONTINUING OPERATIONS

For the quarter ending	August 31, 2017	August 31, 2016
Revenue	$16,280	$—
Net Income (loss) for the period	$(1,199,755)	$153,579
Income (loss) per share, basic and diluted	($0.19)	$(0.06

Advertising Revenue

For the three months ended August 31, 2017, the Company recorded advertising revenue of $16,280 compared to $Nil for the same three month period ended in fiscal 2016. The increase in advertising revenue for the current period is a result of the development of the Company’s online management and advertising platform (http://doubletap.co) during fiscal 2017.

Research, Content Development and Technology Support

For the three months ended August 31, 2017, the Company incurred research, content development and technology support costs of $20,378 compared to $68,819 in the prior comparable period in 2016. The decrease in research, content development and technology support costs during fiscal 2017 is related to the completion of the platform in the prior quarters.

Hosting, Advertising and Technology Services

For the three months August 31, 2017, the Company incurred hosting and technology costs of $20,144 compared to $5,666 for the year ended August 31, 2016. The increase in research, content development and technology support costs during fiscal 2017 is related to the maintenance of the Company’s online management and advertising platform.

General and Administrative	For the Three Months Ended August 31,
	2017	2016
Professional fees	$51,848	$71,488
Head office costs	10,500	10,500
Management fees	15,000	15,000
Transfer and registrar costs	3,833	8,296
Shareholders information	12,457	1,815
Office and general costs	1,252	4,626
Directors fees	900	600
Consulting fees and expenses	15,000	15,000
Travel	—	13,920
Rent	—	3,776
Insurance	—	4,710
Total	$110,790	$149,731

General and administrative expenses for the three months ended August 31, 2017, decreased to $110,790 compared to $149,731 for the year ended August 31, 2016. For the three months ended August 31, 2017 shareholders information costs increased by $10,642 to $12,457 compared to $1,815 for the three months ended August 31, 2016. The fiscal 2017 increase was primarily attributed to the costs associated with the consolidation of the Company’s common shares and the addition of fees related to the Company’s listing on the Canadian Securities Exchange. For the three months ended August 31, 2017, professional fees decreased by $19,640 to $51,848 compared to $71,848 for the same three month ended in 2016. In addition, during fiscal 2017, travel costs decreased by $13,920, insurance costs decreased by $4,710 and rent decreased by $3,776. The reduction in costs were a result of the settlement of the DWF Transaction.

Loss on Foreign Exchange

For the three months ended August 31, 2017, the Company recorded a gain on foreign exchange of $321 versus a loss on foreign exchange of $112 for the same three month period in 2016.These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Stock Based Compensation

Employees

For the three months ended August 31, 2017, the Company recorded stock based compensation of $1,478,314 compared to $Nil for the same three month period in 2016. During the three month period in fiscal 2017, the Company revised the fair value of stock options issued to directors and officers on September 9, 2016 and November 1, 2016.

Non Employees

For the three months ended August 31, 2017, the Company recorded stock based compensation for non-employees of $220,588 compared to $Nil for the same three month period in 2016. During the three month period in fiscal 2017, the Company revised the fair value of stock options issued to a consultant on September 9, 2016

Anti-Dilution Fees

For the three months ended August 31, 2017, the Company recorded anti-dilution fees of $178,650 compared to $Nil for the three months ended August 31, 2016.

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. The subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price.

Gain on de-recognition of financial liabilities

During the three months ended August 31, 2017, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 relating to the expiry of prior obligations of Dyami Energy.

During the first quarter 2016, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 relating to the prior obligations of Dyami Energy after its dissolution in the statement of operations. For the three months ended August 31, 2016, the Company reversed the gain on de-recognition and restated the prior obligations of the $893,990 compared to $Nil for the same three month period in 2015. The obligations of $893,990 were included in trade and other payables at August 31, 2016.

Impairment loss on Secured Note Receivable

During the three months ended August 31, 2017, the Company recorded an impairment loss of $81,483 on a secured note receivable compared to $Nil in the same three month prior period in 2016 and 2015.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 ($81,483 at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. At August 31, 2017, the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount

Net Income (Loss) from Continuing Operations

Net loss from continuing operations for the three months ended August 31, 2017 was $1,199,755 versus a net income from continuing operations of $153,579 for the three months ended August 31, 2016. During the three months ended August 31, 2017, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 which gain was partially offset by an increase in stock based compensation expense of $1,698,901 compared to $Nil in the same three month prior period, anti-dilution fees of $178,650 compared to $Nil for the three months ended August 31, 2016 and an impairment loss of $81,483 on a secured note receivable compared to $Nil in the prior period in 2016.

Net Income from Discontinued Operations

For the three months ended August 31, 2017, net income from discontinued operations was $Nil versus net income from discontinued operations of $2,118 for the three months ended August 31, 2016.

Net Income (Loss) and Comprehensive Income (Loss)

Net loss for the three months ended August 31, 2017 was 1,199,755 compared to net income of $155,697 for three months ended August 31, 2016.During the three months ended August 31, 2017, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 which gain was partially offset by anti-dilution fees of $178,650 compared to $Nil for the three months ended August 31, 2016.

Earning (Loss) per Share, Basic and diluted

Basic and diluted loss per share from continuing operations for the three months ended August 31, 2017, was $0.447 compared to a basic and diluted loss per share from continuing operations of $0.06 for the same three month period in 2016.

CAPITAL EXPENDITURES

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star Studios”). On October 12, 2016, the Company advanced US$65,000 ($81,483 at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment in full of the Secured Note from Catch Star. At August 31, 2017, the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount

The Company expects that capital expenditures will increase in future reporting periods as the Company seeks further opportunities and ventures of merit in an effort to increase shareholder value.

FINANCING ACTIVITIES

During the year ended August 31, 2017, the Company completed a private placement for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a price of $6.50 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019.

Effective August 31, 2017, the Company settled shareholder advances of $213,781 and issued 1,187,672 common shares in the capital of the Company at a purchase price of $0.18 per share.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2017, was $1,040 (August 31, 2016: $449,983).

For the year ended August 31, 2017, the primary use of funds was related to general administrative expenses and the US $65,000 advance to Catch Star. The Company’s working capital deficiency at August 31, 2017 was $487,776 (August 31, 2016 working capital deficiency: $690,649).

Our current assets of $42,047 as at August 31, 2017 ($482,582 as of August 31, 2016) include the following items: cash $1,040 ($449,983 as of August 31, 2016); other receivables $41,007 ($14,800 as of August 31, 2016); and prepaid expenses and deposits $Nil ($17,799 as of August 31, 2016). Our current liabilities of $529,823 as of August 31, 2017 ($1,173,231 as of August 31, 2016) include the following items: trade and other $529,823 ($1,173,231 as of August 31, 2016).

Management of the Company recognizes that cash flow from operations is not sufficient meet its working capital requirements or fund additional opportunities or ventures of merit. The Company has liquidity risk which necessitates the Company to obtain debt financing or raise additional equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations. If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

We anticipate further expenditures to expand our current business plan. Amounts expended on future opportunities and ventures of merit is dependent on the nature of the opportunities evaluated by us. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon its ability to successfully implement its business plan.

SECURED NOTE PAYABLE, SHAREHOLDERS’ LOANS, NOTES PAYABLE AND DEBT CONVERSION

Secured Note Payable

As at August 31, 2014, the Company had a secured convertible promissory note payable to Benchmark Enterprises LLC. (“Benchmark”) with a face value of $1,322,347 (US$1,216,175) with an interest rate of 10% (the “Note”). The Note was being accreted up to its face value over the life of Note, based on an effective interest rate. For the year ended August 31, 2015, the Company recorded interest on the Note of $154,179. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default. The Note was secured by all of the assets of the Company and Zavala Inc. Benchmark had the option at any time while the Note was outstanding to convert any unpaid principal and accrued interest into conversion units.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc., prior and superior to the rights of all third parties existing on or arising after the date of such Loan Agreements, subject to the Permitted Liens.

At August 31, 2015, the Company was unable to pay the Note due in the amount $1,608,149 plus interest of $154,179, totaling $1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets. In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

1.	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
2.	Issuance of 1,000,000 shares of common stock of the Company.

As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been derecognized from the Company’s Consolidated Financial Statements as at August 31, 2015.The fair value of the common shares was determined to be equal to the fair value of the secured note settled The following table presents the effect of the extinguishment of the Note on the Consolidated Financial Statements of the Company:

August 31, 2015
Secured note payable settled	$1,608,149
Interest payable settled	154,179
Net assets and liabilities of Zavala Inc. transferred (Note 16 a)	(836,717)
Common shares issued (Note 13 b (b))	(925,611)
$—

Shareholder Loans

As at August 31, 2017 and 2016 the Company had shareholders’ loans payable of $Nil.

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 147,571 units in the capital of the Company. The terms of the August 30, 2014, conversion agreements contained an anti-dilution provision such that if within 18 months of the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $8.00 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. Effective November 18, 2015, the Company issued a total of 103,299 Units in the capital of the Company pursuant to the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations.

Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

November 18, 2015
Market value on valuation date	$6.60
Contractual exercise rate	$10.00
Term	1.79 Years
Expected market volatility	183.30%
Risk free rate using zero coupon US Treasury Security rate	0.90%

Loans Payable

As at August 31, 2017 and 2016 the Company had loans payable of $Nil. For the year ended August 31, 2016, the Company recorded interest on the loans payable of $4,945. Effective November 18, 2015, the Company converted loans and interest due in the aggregate amount of $899,660 through the issuance of 680,068 common shares in the capital of the Company. The fair value of the common shares of $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the consolidated statement of operations.

On February 29, 2016, the Company entered into asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for the Company’s 0.03% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil. Accordingly, the Company recorded a gain on settlement of debt for the full amount.

Debt Conversion

On February 29, 2016, the Company entered into shares for debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the Units of $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations.

Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

February 29, 2016
Market value on valuation date	$8.10
Contractual exercise rate	$3.50
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

DERIVATIVE LIABILITIES

As at August 31, 2017, the Company had no derivative warrant liabilities. As at August 31, 2016, the Company had 175,000 derivative warrant liabilities outstanding with a fair value of $Nil. As at August 31, 2017, the Company recorded a gain on expiry of derivative warrant liabilities of $Nil (August 31, 2016: $281,210). The Company had warrants issued with a cashless exercise price and warrants issued with an exercise price in US dollars which was different from the functional currency of the Company and accordingly the warrants were treated as a financial liabilities. The fair value movement during the periods were recognized in the profit or loss. The following table sets out the changes in derivative warrant liabilities during the respective periods:

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2014	7,439	1,325,307	US 370.40
Warrants expired	(6,134)	(1,258,206)	US (460.66)
Change in fair value estimates	—	214,109	—
As at August 31, 2015	1,305	281,210	US 466.66
Warrants expired	(1,305)	(281,210)	—
Warrants issued	175,000	—	—
As at August 31, 2016	175,000	—	15.00
Warrants expired	(175,000)	—	—
As at August 31, 2017	—	—	—

On September 25, 2015, 1,305 warrants expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

On June 22, 2016, the Company entered into a consulting agreement and issued 175,000 common share purchase warrants exercisable at $15.00 with a cashless exercise option. At August 31, 2016, the Company determined that it would not continue with the agreement and it was suspended and on January 15, 2017, the agreement was mutually terminated no warrants were exercised.

As at August 31, 2017, no derivative warrants liabilities were outstanding. The following tables set out the number of derivative warrant liabilities outstanding as at August 31, 2016 and 2015, respectively

Number of Warrants 2016	Exercise Price CDN ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value ($)
175,000	1.50	January 15, 2017	0.13	—

Number of Warrants 2015	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value ($)
1,125	500.00	September 25, 2015	0.07	220,640
180	250.00	September 25, 2015	0.07	60,570
1,305			0.07	281,210

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION

The Company’s reportable and geographical segments are Canada and previously the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

For the year ended August 31, 2017	Canada $	United States $	Total $
Revenue, continuing operations	20,788	—	20,788
Net loss, continuing operations	(2,097,738)	—	(2,097,738)
Net loss	(2,097,738)	—	(2,097,738)

For the year ended August 31, 2016	Canada $	United States $	Total $
Net loss, continuing operations	(13,534,298)	—	(13,534,298)
Net income (loss), discontinued operations	8,731	(6,020)	2,711
Net loss	(13,525,567)	(6,020)	(13,531,587)

For the year ended August 31, 2015	Canada $	United States $	Total $
Revenue, continuing operations	53,055	—	53,055
Net income, continuing operations	3,325,649	—	3,325,649
Net loss, discontinued operations	—	(4,762,461)	(4,762,461)
Net loss	3,325,649	(4,762,461)	(1,436,812)

As at August 31, 2017	Canada $	United States $	Total $
Total Assets	42,047	—	42,047
Total Liabilities	(529,823)	—	(529,823)

As at August 31, 2016	Canada $	United States $	Total $
Total Assets	482,582	—	482,582
Total Liabilities	(1,173,231)	—	(1,173,231)

RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	August 31, 2017	August 31, 2016	August 31, 2015
Short term employee benefits (1) (2)	$129,981	$60,000	$150,000
Stock based compensation (3)	1,614,605	615,924	84,520
	$1,734,586	$675,924	$234,520

The following balances owing to the President and Chief Financial Officer of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2017	August 31, 2016
Short term employee benefits payable (1)(2)	$101,500	$40,000
	$101,500	$40,000

(1)	The Company accrued management fees to the Chief Financial Officer of the Company at a rate of $5,000 per month during fiscal 2017 and 2016 ($12,500 per month during fiscal 2015).
(2)	On September 9, 2016, the Company entered into an employment agreement with the President of the Company under which the Company agreed to pay to the President, a base salary of $90,000 and grant one hundred thousand (100,000) common share purchase options (Note 12 e). Effective May 21, 2017, the Company and the President agreed to amend the terms of the employment agreement, by reducing the President’s base salary to $10.00 annually, allowing the President to contract his services to Torinit contemporaneous with his continued employment with the Company and providing a top up provision of up to $1,500 in a month from the Company if the gross compensation earned by the President from Torinit during June, July and August 2017 (the “Period”), reduces the overall compensation earned by the President below $7,500 in any such month during the Period.
(3)	On November 12, 2014, the Company granted options to purchase 7,500 common shares to three directors. On April 1, 2016, the Company granted options to purchase 30,000 common shares to a director. On September 9, 2016 and November 1, 2016, the Company granted options to purchase 130,000 and 50,000 common shares to officers and directors.

On September 1, 2016, the Company entered into an agreement for a period of 12 months with Torinit Technologies Inc., (“Torinit”) to provide dedicated resource augmentation to DoubleTap in an effort to optimize user experience while navigating through the http://DoubleTap.co website and drive traffic growth by engaging users across all demographics (the “Torinit Services”). As consideration for the Torinit Services, the Company agreed to compensate Torinit the sum of $8,000 per month based on 320 hours per month for a 12 month period. Dikshant Batra, a director of the Company, is also the President, a director and major shareholder of Torinit. As at August 31, 2017, included in trade and other payables is $23,961 due to Torinit.

As at August 31, 2017, the amount of directors’ fees included in trade and other payables was $10,200 (August 31, 2016: $7,100). On February 29, 2016, Mr. Klyman, a former director of the Company agreed to convert outstanding directors’ fees due to him of $7,400 into 2,467 units of the Company.

As at August 31, 2017 and 2016, the Company had a promissory note payable to the former President of the Company of $Nil. For the year ended August 31, 2016, the Company recorded interest on the promissory note of $496 (August 31, 2015: $838). On February 26, 2016, the former President assigned the promissory note of $10,000 and all accumulated interest due in the amount of $113,844 to an arms-length third party. The note was due on demand with interest at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the former President 114,009 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the former President converted $38,239 in outstanding debt into 12,746 units in the capital of the Company.

Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest payable to Core Energy Enterprises Inc. (“Core”) in the aggregate amount of $362,793 through the issuance of 274,243 common shares in the capital of the Company. The fair value of the common shares $1,830,983 was recorded as an increase to common shares and $1,468,190 was recorded as a loss on settlement of debt in the statement of operations. The CFO of the Company is a major shareholder, officer and a director of Core.

NATURE OF BUSINESS AND GOING CONCERN

Nature of Business

Novicius Corp., (formerly: Intelligent Content Enterprises Inc.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“Novicius” or the “Company”). The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary, DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company has developed an online content management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co).

The Company’s registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares trade on the OTCQB under the symbol NVSIF and on the Canadian Securities Exchange under the symbol NVS.

The consolidated financial statements include the accounts of Novicius, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc. incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap Daily Inc. incorporated in the Province of Ontario on February 29, 2016, (“DoubleTap”).

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015.

Going Concern

These consolidated financial statements (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of developing its advertising platform and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of development, content creation and marketing of its platform.

Due to continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. As at August 31, 2017, the Company has working capital deficiency of $487,776 (2016: working capital deficiency $690,649) and an accumulated deficit of $31,684,984, (2016: $29,587,246). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. The Consolidated Financial Statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements.

BASIS OF PREPARATION

Statement of Compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”). The policies applied in these Consolidated Financial Statements are based on IFRS issued and outstanding as of January 1, 2017. The Board of Directors approved the Consolidated Financial Statements on December 28, 2017.

Basis of Measurement

The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

Functional and Presentation Currency

The functional and presentation currency of the parent Novicius and its wholly owned subsidiaries ICE Studio and DoubleTap is Canadian dollars.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements. The Consolidated Financial Statements include the accounts of the Company, the legal parent, together with its wholly-owned subsidiaries, Ice Studio and DoubleTap.

Revenue Recognition

Revenue is recognized when there is persuasive evidence that an arrangement exists which is when a contract or sales order is signed by both parties, delivery has occurred, ownership has been transferred to the customer, price is fixed or determinable and ultimate collection is reasonably assured at the time of delivery.

Revenue from advertising revenue were recognized when services were provided.

Foreign Currency

Items included in the Consolidated Financial Statements of each of the Company’s wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in profit or loss.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year- end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under other comprehensive income.

Significant Accounting Estimates and Judgements

The preparation of the Consolidated Financial Statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the Consolidated Financial Statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the Consolidated Financial Statements are:

Going Concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is an uncertainty regarding the Corporation’s ability to continue as a going concern.

Fair value of financial instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Fair Value of Derivative Liabilities

The Company is exposed to risks related to changes in its share prices, foreign exchange rates, interest rate and volatility rates used to determine the estimated fair value of its derivative liabilities. In the determination of the fair value of these instruments, the Company utilizes certain independent values and, when not available, internal financial models which are based primarily on observable market data. Management’s judgment is required in the development of these models. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Settlement of Debt with Equity Instruments

Equity instruments issued to a creditor to extinguish a financial liability are measured at the fair value of the equity instruments at the date the financial liability is extinguished. The Company estimates the fair value of warrants using the Binomial Lattice pricing model and further assumptions including the expected life, volatility, discount rates and dividend yield. The fair value of the units comprising shares and warrants issued in connection with the extinguishment of a financial liability are then prorated to the total market value of the common shares.

Fair Value of Stock Based Compensation and Warrants

In determining the fair value of share based payments the calculated amounts are not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

Income Tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made

Earnings (Loss) per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted earnings per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Discontinued Operations

A discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Effective August 31, 2015, the Company assigned all of its right, title and interest in Zavala Inc., as partial settlement of a secured convertible note payable and effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta and accordingly their operations have been treated as discontinued operations.

Financial Instruments

Classification and Measurement

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “other financial liability” as defined by IAS 39, “Financial Instruments: Recognition and Measurement”.

Financial assets and financial liabilities at “fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of operations. Transaction costs are expensed when incurred. The Company has classified cash and derivative liabilities as “fair value through profit and loss”.

Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest rate method of amortized cost. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss”. The Company has classified trade and other payables as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. The Company has classified its marketable securities as “available for sale”.

Cash

Cash in the statement of financial position comprise cash held in banking institutions.

Marketable Securities

At each financial reporting period, the Company estimates the fair value of investments which are available-for-sale, which could be based on quoted closing bid ask spread prices or other measures for unquoted instruments. Adjustments to the fair value of the marketable securities at the financial position date are recorded to other comprehensive income until re-classified to the statement of operations.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its i) anti-dilution units issued; and ii) its previous secured convertible note payable; and iii) share purchase warrants with a US Dollar exercise price.

i)              The Company has issued Units that contain an anti-dilution provision such that if within 18 months of the issue date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than issue price (the “Adjusted Price”) the Holder shall be entitled to receive (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under the agreement will equal the number of Units that the Holder would otherwise be entitled to receive had the transaction occurred at the Adjusted Price. The anti-dilution provision is considered a derivative and requires fair value measurement at each reporting period. During the reporting periods August 31, 2016 and 2015 the Company determined that based on the market price being greater than the issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

ii)             The Company had a secured convertible note payable that had a conversion feature which could convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit was the lesser of a price equal to the 30-day rolling weighted average price of the Company’s common shares as of the date of conversion, less 20% or US$0.80 per share the (“Conversion Unit”). The terms and features of the conversion met the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contained a variable exercise/conversion price, the Conversion Unit met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit was a derivative liability that required fair value measurement each reporting period. The Company had selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component of the Conversion Unit.

iii)            In prior years, the Company had issued share purchase warrants with an exercise price in US dollars, rather than Canadian dollars (the functional currency of the Company). Such share purchase warrants are derivative instruments and the Company was required to re-measure the fair value at each reporting date. The fair value of these share purchase warrants are re-measured at each reporting date using the Black-Scholes option pricing model with changes recorded to the statement of operations.

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the statement of operations. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

Income tax

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The Company uses the fair value method for accounting for share-based awards to employees and non-employees.

The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest.

The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of the common shares is estimated and the fair value of the warrants issued is estimated using an option pricing model. The fair value is then prorated to the total of the net proceeds received on issuance of the common shares and the warrants.

RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018, and is currently assessing the impact of this new standard on the Consolidated Financial Statements.

(ii) In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments – Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the Consolidated Financial Statements.

(iii) On January 13, 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which will replace IAS 17, Leases. IFRS 16 will bring leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is assessing the impact of this new standard on the Consolidated Financial Statements.

(iv) Amendments to IFRS 2 - Classification and measurement of Share-based payment transactions (“IFRS 2”):

On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and
-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company intends to adopt the amendments to IFRS 2 in its Consolidated Financial Statements for the annual period beginning on September 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRIC 22 – Foreign currency transactions and advance consideration: IFRIC was issued in December 2016 to provide guidance on accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The new interpretation is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the interpretation on its consolidated financial statements.

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The consolidated financial statements have been adjusted to reflect these consolidations accordingly.

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2015	377,295	9,997,792
Common shares issued as debt extinguishment (Note b (a))	954,311	6,371,457
Common shares issued as private placement (Note b (b))	50,000	50,000
Common shares issued as anti-dilution provision (Note b (c))	1,032,998	5,034,157
Common shares issued as private placement (Note b (d))	10,000	9,044
Common shares issued as debt extinguishment (Note b (e))	150,519	638,295
Common shares issued on exercise of warrants (Note b (f))	51,868	986,667
Common shares issued as private placement (Note b (g))	23,636	133,271
Balance August 31, 2016	2,650,627	23,220,683
Common shares issued as private placement (Note b (h))	7,692	30,233
Common shares issued as settlement of shareholder advances (Note b (i))	1,187,672	213,781
Common shares issued as anti-dilution provision (Note b (j))	1,420,809	184,705
Common shares issued as anti-dilution provision (Note b (k))	16,364	2,127
Balance August 31, 2017	5,283,164	23,651,529

Preferred Shares Issued:

As at August 31, 2017 and August 31, 2016, there were no preferred shares issued.

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2017		August 31, 2016
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of year	722,572	—	73,786	—
Warrants issued (Note b (c))	—	—	516,499	—
Warrants issued (Note b (d))	—	—	10,000	—
Warrants issued (Note b (e))	—	—	150,519	—
Warrants exercised (Note b (f))	—	—	(51,868)	—
Warrants issued (Note b (g))	—	—	23,636	—
Warrants issued (Note b (h))	7,692	—	—	—
Warrants issued (Note b (k))	16,364	—	—	—
Warrants expired (Note b (l))	(538,417)	—	—	—
Balance, end of year	208,211	$5.27	722,572	$8.60

(a)          Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 954,311 common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares and $5,109,004 was recorded as a loss on settlement of debt in the consolidated statement of operations.

(b)         Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 50,000 common shares in the capital of the Company at a price of $1.00 per share.

(c)       Effective November 18, 2015, the Company issued 1,032,998 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until August 30, 2017. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the consolidated statement of operations.

(d)       On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 10,000 units in the capital of the Company at a purchase price of $3.00 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the units of $30,000 was allocated to common shares $9,044 and the amount allocated to warrants component using a Binomial Lattice model was $20,956.

(e)       On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the Units of $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations.

(f)        During the year ended August 31, 2016, 51,868 common share purchase warrants were exercised at $10.00 for proceeds of $518,683. The amount allocated to warrants using a Binomial Lattice model was $467,984.

(g)       On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $12.50 until August 31, 2019. The Subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. At August 31, 2016, the Company determined that based on the market price of the Company’s common shares being greater than the Unit issue price per share, no additional common shares were required to be fair valued and recorded as a derivative liability.

The fair value of the units of $260,000 was allocated to common shares in the amount of $133,271 and the amount allocated to warrants using a Binomial Lattice model was $126,729. The assumptions utilized in the Binomial Lattice process for the common share purchase warrants were as follows:

August 31, 2016
Market value on valuation date	$13.10
Contractual exercise rate	$12.50
Term	3 Years
Expected market volatility	152.78%
Risk free rate using zero coupon US Treasury Security rate	0.92%

(h)       On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units ($50,000) was allocated to common shares $30,233 and the amount allocated to warrants component using a Binomial Lattice model was $19,767.

(i)        Effective August 31, 2017, the Company settled shareholder advances of $213,781 and issued 1,187,672 common shares in the capital of the Company at a price of $0.18 per share.

(j)        Pursuant to the August 31, 2017, settlement of shareholder advances of $213,781 (Note b (i), effective August 31, 2017, the Company issued 1,420,809 common shares in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. The fair value of $184,705 was calculated on the previous day’s closing price of the Company’s common shares and allocated to common shares and anti-dilution fees in the consolidated statement of operations.

(k)          Pursuant to the November 30, 2016, private placement of $50,000 (Note b (h), effective August 31, 2017, the Company issued 16,364 Units in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units of $2,127 was allocated to common shares and anti-dilution fees in the consolidated statement of operations. No value was allocated to warrants based on the Binomial Lattice model.

(l)           On August 31, 2017, 538,417 common share purchase warrants exercisable at $10.00 expired. The amount allocated to warrants based on the Binomial Lattice model was $2,195,738 with a corresponding increase to contributed surplus.

The following table summarizes the outstanding warrants as at August 31, 2017 and August 31, 2016, respectively:

Number of Warrants 2017	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
160,519	$3.50	March 1, 2019	1.50	603,370
23,636	$12.50	August 31, 2019	2.00	126,729
24,056	$10.00	November 30, 2019	2.25	19,767
208,211			1.64	749,866

Number of Warrants 2016	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
538,417	$10.00	August 30, 2017	1.00	2,195,738
160,519	$3.50	March 1, 2019	2.50	603,370
23,636	$12.50	August 31, 2019	3.00	126,729
722,572			1.40	2,935,837

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	August 31,
	2017	2016	2015
Weighted Average Shares Outstanding, basic	2,663,614	2,077,096	276,989
Weighted Average Shares Outstanding, diluted	2,663,614	2,077,096	375,551

At August 31, 2017, there were 155,000 stock options and 208,211 common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis. The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price $
Balance, August 31, 2015	11,000	25.00
Expired	(2,700)	23.00
Granted	30,000	(21.90)
Balance, August 31, 2016	38,300	22.80
Granted	200,000	12.05
Expired	(83,300)	(13.63)
Balance, August 31, 2017	155,000	13.87

The following table is a summary of the Company’s stock options outstanding and exercisable as at August 31, 2017 and August 31, 2016, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price $
$12.00	5,000	2.20	November 11, 2019	5,000	0.50
$15.00	70,000	4.02	September 8, 2021	35,000	3.79
$13.00	80,000	4.02	September 8, 2021	80,000	4.38
	155,000	3.95		85,000	13.87

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price $
$160.00	600	0.50	February 17, 2017	600	2.51
$160.00	200	0.27	December 8, 2016	200	0.84
$12.00	5,000	3.20	November 11, 2019	5,000	1.57
$12.00	2,500	0.27	December 8, 2016	2,500	0.78
$21.90	30,000	0.27	December 8, 2016	30,000	17.10
	38,300	4.48		38,300	22.80

e)	Stock Based Compensation

Employees

On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $706,178.

On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00 per share and expiring on September 8, 2021. Of these options, 35,000 vest on September 8, 2017 and 35,000 vest on September 8, 2018. The Company recorded non-cash stock based compensation expense of $613,532.

On November 1, 2016, the Company granted 50,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options were exercisable at $6.40 per share and expired on April 25, 2017. The Company recorded non-cash stock based compensation expense of $294,895.

Non Employees

On September 9, 2016, the Company granted 20,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $235,393.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

	November 1, 2016	September 9, 2016
Weighted average fair value per option	$5.90	$11.70
Weighted average risk free interest rate	0.68%	0.59%
Forfeiture rate	0%	0%
Weighted average expected volatility	156.70%	152.32%
Expected life (years)	5	5
Dividend yield	Nil	Nil
Stock price on the date of grant	$6.40	$12.90

SUBSEQUENT EVENTS

Subsequent to the year ended August 31, 2017, the Company’s Chief Financial Officer advanced the Company $35,000.

Subsequent to the year ended August 31, 2017, the Company received a non interest bearing due on demand loan of US $20,000.

Subsequent to the year ended August 31, 2017, the Company executed a non-binding Letter of Intent with Grown Rogue Unlimited, LLC, an Oregon limited liability company (“Grown Rogue”) according to which it is contemplated that the Company will combine its business operations with Grown Rogue (the “Transaction”) resulting in a reverse take-over of the Company by Grown Rogue. The Transaction as currently contemplated will result in Grown Rogue becoming a wholly-owned subsidiary of the Company or otherwise combining its corporate existence with a wholly-owned subsidiary of the Company. No representation is given that the Transaction will close however if closed as contemplated it is expected that: (a) the current holders of the Company securities will own, and have the right to acquire upon exercise of warrants and options, common shares representing 3.6% of fully diluted common shares of the Resulting Issuer; (b) 55,500,000 post consolidated common shares of the Company (“Nov Shares”), or as adjusted such that the owners of Grown Rogue will own at least 75.9% of the Resulting Issuer on the closing of the Transaction, will be issued to the owners of Grown Rogue in exchange for all of the issued and outstanding equity membership interests of Grown Rogue based on a valuation acceptable to the parties of at least $27,750,000 and Nov Shares being issued at $0.50 per share and (c) purchasers of Offered Securities issued in the Private Placement will own 20.5% of fully diluted common shares of the Resulting Issuer.

Prior to the closing of the Private Placement and the Transaction, if at all, it is intended that the Company will complete a consolidation (the “Consolidation”) of its common shares on the basis of two (2) pre-consolidated common shares for one (1) post-consolidated common share.